SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 30 June 2006, for the month of June, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F :  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No :  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

06.06.06 07:40 Marked=OB TEL TELENOR ENTERS INTO A CASH SETTLED TRS andre børsmeldinger
On 2 June, 2006, Telenor entered into a cash settled total return equity swap (TRS) that will give Telenor economic exposure to up to 3.522% percent of the shares in Russian mobile operator VimpelCom. At the same day Telenor filed an amendment to its filing on Schedule 13D with the United States Securities and Exchange Commission in which Telenor described the terms of the swap transaction. You can access a copy of this filing at www.sec.gov
23.06.06 08:46 Marked=OB TEL SHARE OPTION PROGRAM IN TELENOR meldepliktig handel
Telenor ASA has implemented a share option program to around 125 key employees. The share option program will comprise approximately 2,500,000 shares and will be granted on 7 July 2006.
All options will vest the day after Telenor’s reporting of the results for second quarter 2009. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. The latest possible exercise is in the ten-day exercise period subsequent to the results for second quarter 2013. The exercise price is equal to the average volume weighted price on the Oslo Stock Exchange on the ten trading days prior the date of grant. The share option program contains conditions limiting financial gains above certain thresholds.
Telenor has the right to settle exercised options by paying an amount in cash corresponding to the difference between exercise price and the volume weighted trading price on the day after the closure of the relevant exercise window.
23.06.06 08:49 Marked=OB TEL MANDATORY NOTIFICATION OF TRADE meldepliktig handel
Telenor ASA has in connection with the share option program (see separate notice to the Oslo Stock Exchange) granted 100,000 share options, to be implemented 7 July 2006, to the President and CEO Jon Fredrik Baksaas. After this Jon Fredrik Baksaas has 500,000 options and 57,852 shares in Telenor including shares owned by closely related parties.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
Name:	Trond Westlie
Title:	CFO

Date: 30 June, 2006